FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Delhaize Group Announces Closing of Exchange Offer of its USD 450 Million 6.50% Senior Notes due 2017

BRUSSELS, Belgium—October 2, 2007—Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, announced today that it has completed its exchange offer pursuant to which USD 450 million aggregate principal amount of its USD 450 million 6.50% Senior Notes due 2017 issued on June 27, 2007 (the “Old Notes”) were tendered for exchange into an equal aggregate principal amount of its 6.50% Senior Notes due 2017 that have been registered under the U.S. Securities Act of 1933, as amended (the “New Notes”).

The exchange offer expired at 5:00 p.m., New York City time, on September 27, 2007. Based on the information provided by The Bank of New York, the exchange agent for the exchange offer, as of the expiration of the exchange offer, 100% of the outstanding aggregate principal amount of the Old Notes had been tendered for New Notes. All Old Notes tendered were accepted for exchange and the exchange offer was consummated on October 1, 2007. The Old Notes are substantially identical to the New Notes for which they are being exchanged, except that the New Notes are registered under the U.S. Securities Act of 1933, as amended, and the transfer restrictions terms and registration rights terms applicable to the Old Notes do not apply to the New Notes.

This notice shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

Delhaize Group

Delhaize Group is a Belgian food retailer with operations in seven countries on three continents. At the end of June 2007, Delhaize Group’s sales network consisted of 2,495 stores. In 2006, Delhaize Group posted EUR 19.2 billion (USD 24.1 billion) in revenues and EUR 351.9 million (USD 441.8 million) in net profit. Delhaize Group employs approximately 138,000 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

Contacts
Guy Elewaut:	+ 32 2 412 29 48
Geoffroy d’Oultremont:	+ 32 2 412 83 21
Liesbeth Driesen:	+ 32 2 412 86 69
Amy Shue:	+ 1 704 633 82 50 (ext. 2529)

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions may be sent to investor@delhaizegroup.com.

Cautionary Note Concerning Forward-Looking Statements

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2006 and other periodic filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET
CIE “LE LION” (GROUPE DELHAIZE)

Date: October 2, 2007	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President